Exhibit 99.28

VERSES AI INC.

205-810 Quayside Drive
New Westminster, BC V3M 6B9

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 17, 2023

NOTICE IS HEREBY GIVEN that a special meeting (the "**Meeting**") of the holders (the "**Shareholders**") of Class A Subordinate Voting Shares ("**Subordinate Voting Shares**") of Verses AI Inc. (the "**Company**") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, on July 17, 2023 at 11:00 a.m. (Pacific Time) for the following purposes:

1. to consider, and if deemed advisable, to pass a special resolution, on a majority of the minority basis, to ratify the change of name of the common shares of the Company to Class A Subordinate Voting Shares, the creation of the Class B Proportionate Voting Shares of the Company and the addition of special rights and restrictions to the Class A Subordinate Voting Shares and the Class B Proportionate Voting Shares (the "**Share Alteration**"), which Share Alteration was previously approved by the shareholders of the Company on July 19, 2021 and made effective on July 20, 2021, and to ratify subsequent restricted share private placement transactions conducted by the Company, all as more particularly described in the accompanying management information circular (the "**Information Circular**"); and

2. to transact such further or other business as may properly come before the Meeting and any adjournment(s) thereof.

Shareholders are encouraged to vote on the first matter shown above BEFORE the Meeting by proxy to ensure that their votes are properly counted. Those Shareholders who are unable to attend the Meeting are requested to read the notes to the enclosed form of proxy and then to, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

To be effective, the proxy must be duly completed and signed and then deposited by mail to Endeavor Trust Corporation at 702 – 777 Hornby Street, Vancouver, BC V6Z 1S4 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting, or any adjournment or postponement thereof. An instrument of proxy may also be voted using facsimile at 604-559-8908 or using e-mail by delivering their proxy to proxy@endeavortrust.com.

The record date for determination of the Shareholders entitled to receive Notice of and to vote at the Meeting is June 14, 2023 (the "**Record Date**"). Only holders of record of Subordinate Voting Shares at the close of business on the Record Date will be entitled to vote in respect of the matters to be voted on at the Meeting or any adjournment or postponement thereof.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Vancouver, British Columbia this 14th day of June, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "*Gabriel René*"___________
Gabriel René
Chief Executive Officer and Director